EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	SanDisk Manufacturing, a Republic of Ireland company

2.	SanDisk International Limited, a Republic of Ireland company

3.	SanDisk Limited, a Japanese company

4.	SanDisk SemiConductor (Shanghai) Co., Ltd., a Peoples Republic of China company

5.	SanDisk (Ireland) Limited, a Republic of Ireland company

6.	SanDisk (Cayman) Limited, a Cayman Islands company

7.	SanDisk Enterprise IP LLC, a Texas company

8.	SanDisk IL Ltd., an Israeli company

9.	SanDisk Storage Malaysia Sdn. Bhd., a Malaysian company

10.	SanDisk Flash B.V., a Netherlands company

11.	SanDisk Technologies Inc., a Texas company

12.	SanDisk Trading (Shanghai) Co. Ltd., a Chinese company

13.	SanDisk International Holdco B.V., a Netherlands company

14.	SanDisk Malaysia Sdn. Bhd., a Malaysian company

15.	SanDisk Bermuda Limited, a Bermuda company